Exhibit 99.1

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Matthias Link

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Dr. Dominik Heger

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www.freseniusmedicalcare.com

December 5, 2018

Fresenius Medical Care announces acquisition of renal hospitals and dialysis centers in China

Fresenius Medical Care, the world’s largest provider of dialysis products and services, continues to expand its dialysis care network through the acquisition of further dialysis centers and renal hospitals in China. The company acquired a 70% share of Guangzhou KangNiDaiSi Medical Investment Co., Ltd, which focuses on dialysis and related chronic disease services. KangNiDaiSi has three independent hemodialysis centers under construction in the cities of Guangzhou and Zhaoqing in Guangdong province, which borders Hong Kong in southeast China. A proposed fourth center in Guangzhou awaits government approval.

Fresenius Medical Care also acquired 55% stakes in Henan Aishen Hospital Management Co. Ltd (Henan Aishen) and Aishen Beijing Hospital Management Co., Ltd (Aishen Beijing). Henan Aishen and Aishen Beijing are building 13 dialysis centers and a grade I renal hospital to complement the dialysis care network that will cover Henan, Shandong, Guangdong and Hainan provinces. There are further plans to expand into new locations in the future. In addition, the company has taken a 60% share of Daqing Kangda Dialysis Center Co., Ltd in Heilongjiang province.

The acquisitions follow the purchase of Yunnan Kunming Wuhua Healthcare Hospital in April 2017, and the acquisition of a 70% share of Sichuan Hejiang Kangcheng Renal Hospital in June 2018 as well as the acquisition of a 70% share of Sichuan Ziyang Zhongxin Hospital, both located in the Sichuan province.

Rice Powell, CEO of Fresenius Medical Care, said: “Fresenius Medical Care is committed to improving access to world-leading dialysis technology and chronic disease management services for the more than 120 million people in China who are living with chronic kidney disease. These acquisitions mark an important strategic step in our business development in China. As the second largest product market, China is already today an important business growth driver for Fresenius Medical Care. We have been continuously investing in enhancing our product range within the local market. We have also started to enter the provider business to introduce advanced dialysis services and operations management in China.”

“As a leading provider of dialysis products and services in China, we are eager to work with other companies that are dedicated to elevating the treatment of kidney disease in this huge country. In particular, we focus on increasing access to treatment in rural areas, where there have traditionally been fewer options for patients,” said Harry de Wit, CEO of Fresenius Medical Care Asia-Pacific. “We strive to introduce our world-leading chronic disease management system and high-quality dialysis treatment services throughout the country. And we will continue to search for opportunities to partner with institutions from the public and private sectors and invest in new dialysis centers and renal hospitals.”

The prevalence of chronic kidney disease (CKD) in China is 10.8% of the adult population, which equates to more than 120 million people. According to research conducted by the Chinese Society of Nephrology, there currently are one million ESRD patients registered in China, but only around 500,000 receive dialysis treatment.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,872 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 329,085 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the company provides related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Notes to editors

About Guangzhou KangNiDaiSi Medical Investment Co., Ltd

The business scope of Guangzhou KangNiDaiSi Medical Investment Co., Ltd includes renal hospital management as well as investment consulting services. The current company focus is on providing hemodialysis and related chronic disease services. Apart from owning three independent dialysis centers in Guangzhou and Zhaoqing, which are currently under construction, there is a forth dialysis center currently under government approval for Guangzhou, Guangdong.

About Hejiang Kangcheng Renal Hospital

Sichuan Hejiang Kangcheng Renal Hospital will be the key platform and starting point for Fresenius Medical Care to extend its high-quality dialysis service and chronic disease control program. The renal hospital treats patients with chronic disease such as diabetes and high blood pressure. As a designated hospital for basic medical insurance in Sichuan and work-related injury medical insurance in Luzhou, the hospital also provides medical services to social security insurance policy holders in the Luzhou area.

Fresenius Medical Care plans to add six more dialysis stations to the hospital in 2019 to serve 120 patients. The company also plans to build a “Kangcheng Chronic Disease Control Center” to continuously enhance the quality of its dialysis service and expand to neighboring areas in Hejiang county medical network, in addition to fulfilling the medical needs of patients in the main urban area.

About Henan Aishen Hospital Management Co., Ltd

Henan Aishen Hospital Management Co., Ltd was founded in April 2012. Its main focus is the sales of dialysis products and management of dialysis centers. It has established dialysis service collaborations with numerous public hospitals in Henan province. Current projects include the design, construction, staff recruitment and training for independent dialysis treatment centers. The joint venture is expected to have at least seven independent dialysis centers in Henan province during the next months.

About Aishen Beijing Hospital Management Co., Ltd

Aishen Beijing Hospital Management Co., Ltd was founded in September 2010. The company’s goal is to expand dialysis treatment service across the country. After years of collaborating with other companies, Aishen Beijing Hospital Management Co., Ltd has accumulated abundant medical resources and built a robust business development strategy. Its joint venture projects will include the design, construction, staff recruitment and training for independent dialysis treatment centers. The joint venture is expected to have at least seven independent dialysis centers in Shandong, Guangdong and Hainan province during the next months.

About Daqing Kangda Dialysis Center

Daqing Kangda Dialysis Center is an independent dialysis treatment center approved by Health and Family Planning Commission of Heilongjiang Province. It is located in Datong District of Daqing with 1,200 square meters and 20 dialysis machines. Renovation of the center was completed in April 2018. The center will gradually increase its number of dialysis stations and will improve the level of its dialysis services by applying Fresenius Medical Care standards to staff training and medical management.